NEVSUN RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the board of directors of Nevsun Resources Ltd. (the “Company”) has called an annual and special general meeting of the shareholders of the Company for 9:00 a.m. on Wednesday, April 27, 2005, at the Cypress Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

1.

To receive the report of the directors, the financial statements of the Company for the fiscal period ended December 31, 2004 and the auditor’s report on those statements;

2.

To appoint an auditor for the coming year and authorize the directors to fix the auditor’s remuneration;

3.

To elect directors for the coming year;

4.

To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular;

5.

To consider and, if thought advisable, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular;

6.

To consider and, if thought advisable, pass a special resolution approving an amendment to the Company's Notice of Articles by adding an unlimited number of preferred shares without par value and amending the Articles of the Company by adding special rights and restrictions to the preferred shares;

7.

To amend the existing Incentive Share Option Plan by increasing the maximum number of common shares in the capital of the Company that may be reserved for issuance to 12,000,000 common shares from the 9,475,000 common shares  currently reserved under the Plan;  and

8.

To transact any other business as may properly come before the meeting or any adjournments thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting, otherwise the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the meeting.

An information circular and a form of proxy or voting instruction form accompany this notice.

Dated on March 24, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

John A. Clarke President & Chief Executive Officer